UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                             Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated July 29, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Board of Directors in its meeting held on 28 July 2025 has approved the payment of an interim dividend on account of the 2025 profit of euro 0.15 per each share by which the Company's share capital is represented. The details of such interim dividend are the following:

Last trading date: 8 August 2025

Ex date: 11 August 2025

Record date: 12 August 2025

Payment date: 13 August 2025

ISIN Code:

-	Class A shares: ES0171996087
-	Class B shares: ES0171996095

Share name: Grifols, S.A.

Number of shares representing the share capital: 687,554,908

-	Class A shares: 426,129,798
-	Class B shares: 261,425,110

Nominal value:

-	Class A shares: € 0.25
-	Class B shares: € 0.05

Treasury shares:

-	Class A shares: 3,844,430
-	Class B shares: 3,201,374

Total dividend amount: € 102,076,365.60

Gross amount per share (after deduction of treasury shares): € 0.15

Withholding tax per share 19% (**): € 0.0285

Net amount per share: € 0.1215

(**) Applicable percentage of withholding tax, with general character, without prejudice of the situations in which withholding tax is not applicable or lower, according to the nature, condition or residence for tax purposes of the recipient, in accordance to what is stated in the current regulation of the Personal Income tax, Corporate income tax and Non-residents' income tax.

The dividend amount shall be paid as per prevailing regulations for depositary securities, using the means provided by Iberclear.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 29 July 2025

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 29, 2025